

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 21, 2015

<u>Via E-mail</u>
Julien François
Chief Financial Officer
Western Copper and Gold Corporation
18th floor - 570 Granville Street
Vancouver, British Columbia V6C 3P1

Re: Western Copper and Gold Corporation
Form 40-F for the Year Ended December 31, 2014
Filed March 27, 2015
File No. 001-35075

Dear Mr. François:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 40-F for the Year Ended December 31, 2014</u>
<u>Exhibit 99.2 Management's Discussion and Analysis</u>
<u>Casino Project page 5</u>

1.   We note your statement on page 5 that the Casino Project is expected to provide positive returns in a conservative price environment. Additionally, we note the subsequent table and the numbers in the current prices column. Please tell us if the current price numbers are based on mineral reserve numbers that are different than the base case mineral reserve numbers and, if not, revise future filings to clarify. In your response, if necessary, explain the differences between the current price column on page 5 of your Management's Discussion and Analysis and any related numbers in Table 1-5 of your sensitivity analysis on page 24 of your Exhibit 99.1 Annual Information Form.

Exhibit 99.3 – Consolidated Financial Statements
Note 3. Accounting Policies
a. Summary of significant accounting policies
(vii) Long-lived assets
Exploration and evaluation assets, page 11

2. We note that you classify your mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. We also note on pages 15-16 of your Annual Information Form that you obtained a technical report feasibility study for the Casino Project in 2013 showing mineral reserves under NI 43-101. Given the proven and probable reserves established for the Casino Project, please tell us how you considered whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable for purposes of classifying your exploration and evaluation assets as of December 31, 2013 and 2014. Refer to paragraph 17 of IFRS 6. Also confirm that you will revise your disclosure in future filings to clarify the basis for your conclusion to classify as exploration and evaluation assets, to the extent applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield, at (202) 551-3315 if you have questions regarding the financial statements and related matters. Please contact John Coleman at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining